           Filed by GelTex Pharmaceuticals, Inc. (Commission File No. 000-26872)
                           pursuant to Rule 425 under the Securities Act of 1933

   Subject Company: GelTex Pharmaceuticals, Inc. (Commission File No. 000-26872)

         This material is not a substitute for the prospectus/proxy statement Genzyme and GelTex will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Genzyme and GelTex with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Genzyme or GelTex.

         GelTex, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning GelTex's directors and executive officers can be found in the documents filed by GelTex with the SEC. Certain directors and executive officers of GelTex may have direct or indirect interests in the merger due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the merger. In addition, directors and officers, after the merger, will be indemnified by Genzyme, and benefit from insurance coverage, for liabilities that may arise from their service as directors and officers of GelTex prior to the merger. Additional information regarding the participants in the solicitation will be contained in the proxy statement/prospectus.

         This material contains forward-looking statements, including statements about the consummation and anticipated timing of the merger, the potential market opportunity for Renagel, the expected drivers of growth for the market opportunity, the anticipated impact of Renagel on Genzyme's future growth, the potential short and long-term revenues from Renagel, the expected benefits of the merger, the value of the merger consideration, the tax-free treatment of the receipt of Genzyme General common stock, the anticipated impact of the acquisition on Genzyme's earnings, cash-earnings-per-share, and development programs, Genzyme's plans concerning the operation of GelTex's business after the merger, estimates concerning the current and future dialysis patient population, the anticipated impact of Renagel on patient morbidity and mortality, the cost of care for patients, the anticipated benefits of the tablet formulation of Renagel, plans to announce trial data, plans to initiate clinical trials of Renagel, GT 160-246, and other product candidates, estimates concerning the C. DIFFICILE COLITIS patient population, and expectations concerning GelTex's product candidates and polymer technology platform. Actual results may materially differ due to numerous factors, including without limitation conditions in the financial markets relevant to the proposed merger, the receipt of regulatory and other approvals of the transaction, the operational integration associated with the transaction and other risks generally associated with such transactions, increasing market acceptance of Renagel, optimal dosing and patient compliance with respect to Renagel, market acceptance of Renagel tablets, the competitive environment for the dialysis market, the results of clinical trials, the efficacy and safety of products, enrollment rates for clinical trials, the content and timing of submissions to and decisions by regulatory authorities, the availability of reimbursement from third-party payers, the ability to manufacture sufficient quantities of product for development and commercialization activities, the accuracy of the companies' information about the dialysis and the C. DIFFICILE COLITIS patient populations and the market for Renagel, the accuracy of the companies' expectations about growth in the dialysis patient population, the ability of Genzyme to successfully commercialize products and the risks and uncertainties described in Genzyme and GelTex's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation
Exhibit 99.2 to Genzyme's Annual Report on Form 10-K for the year ended December 31, 1999, as amended. GENZ stock is a series of common stock of Genzyme Corporation. Therefore, holders of GENZ stock are subject to the risks and uncertainties described in the aforementioned reports.

[The following is the text of slides from a slide show being presented in meetings with analysts, potential investors and others.]

                                     [PHOTO]

                                     GENZYME
                                     GENERAL

                            ACCELERATING MOMENTUM...

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements, including those regarding our:

       - consummation and anticipated timing of the merger with GelTex Pharmaceuticals, the merger consideration and the tax-free treatment for the receipt of Genzyme General common stock by GelTex shareholders;

       - expectations concerning the benefits of the merger and the impact on Genzyme's earnings and development programs;

       - beliefs concerning the impact of Renagel-Registered Trademark- on cardiac and aortic calcification, patient morbidity and mortality, calcium toxicity, and the cost of care for patients;

       -      launch of a tablet formulation of Renagel-Registered Trademark-;

       - projected timetables for the pre-clinical and clinical development of, initiation and completion of clinical trials for, regulatory submissions and approvals for, and market introduction of our products and services;

       - estimates of the potential markets and revenues for our products and services, including Renagel;

       -      sales and marketing plans;

       -      assessments of competitors and potential competitors;

       - expected ability to obtain reimbursement of our products and services from third party payers;

       -      planned presentations;

       - expected future revenues, earnings per share, revenue and earnings per share growth rates, and cash flows; and

       -      belief in the safety and efficacy of our products and services.

These statements are based upon the current assumptions of our management and are only expectations of future results.

These statements are subject to numerous risks and uncertainties, and our actual results may differ significantly from those that are described in this presentation. These risks and uncertainties include:

       - conditions in the financial markets relevant to the proposed merger;

       -      the receipt of regulatory and other approvals of the transaction;

       - the operational integration associated with the transaction and other risks generally associated with such transactions;

       - increasing market acceptance and dosing of Renagel-Registered Trademark- Capsules and market acceptance of Renagel-Registered Trademark- tablets;

       -      changes in the size of the dialysis patient population;

       -      improvements in patient compliance levels;

       - our ability to successfully complete pre-clinical and clinical development of our products and services;

       - our ability to manufacture sufficient amounts of our products for development and commercialization activities;

       - our ability to obtain timely regulatory approval for products and services;

       - our ability to obtain and maintain adequate patent and other proprietary rights protection of our products and services;

       - the content and timing of decisions made by the FDA and other regulatory agencies regarding our products and services;

       -      the enrollment rates for our clinical trials;

       - the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services;

       -      our ability to successfully commercialize products and services;

       -      market acceptance of our products and services;

       - our ability to obtain reimbursement for our products and services from third party payers;

       - our ability to establish and maintain licenses, strategic collaborations and distribution arrangements; and

       - the accuracy of our information regarding the products and resources of our competitors and potential competitors.

                                                                   genzyme
                                                                   general

FORWARD-LOOKING STATEMENTS

We encourage you to review the more detailed descriptions of these and other risks and uncertainties that we have filed with the SEC as Exhibit 99.2 to our annual report on Form 10-K for the year ended December 31, 1999, as amended. Genzyme General Division Common Stock is a series of common stock of Genzyme Corporation. Therefore, holders of Genzyme General Division Common Stock are subject to all of the risks and uncertainties described in Exhibit
99.2. Please note that year-to-date results included in this presentation are not necessarily indicative of the actual results that will be achieved for the full year.

This material is not a substitute for the prospectus/proxy statement Genzyme and GelTex will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Genzyme and GelTex with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Genzyme or GelTex.

GelTex, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning GelTex's directors and executive officers can be found in the documents filed by GelTex with the SEC. Certain directors and executive officers of GelTex may have direct or indirect interests in the merger due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the merger. In addition, directors and officers, after the merger, will be indemnified by Genzyme, and benefit from insurance coverage, for liabilities that may arise from their service as directors and officers of GelTex prior to the merger. Additional information regarding the participants in the solicitation will be contained in the proxy statement/prospectus.

                                                                   genzyme
                                                                   general

OUR STRATEGIC VISION

       - Focus on chronic debilitating diseases with well-defined patient populations

       -      Develop and expand robust pipeline

       -      Extend and leverage unique worldwide infrastructure

       -      Manage the business

                                                                   genzyme
                                                                   general

GELTEX PHARMACEUTICALS

       -      Two patent-protected, marketed products

              -      Renagel-Registered Trademark- Capsules

              -      WelChol-TM-

       -      Exciting product pipeline

              -      GT160-246 for CLOSTRIDIUM DIFFICILE infections

              -      Fat absorption inhibitors for obesity

              -      A number of early stage programs

       -      Unique platform technology

       -      Productive research/development team

       -      Facilities, cash, NOLs

                                                                   genzyme
                                                                   general

GELTEX PRODUCT PIPELINE

--------------------------------------------------------------------------------
GelTex Product Pipeline
--------------------------------------------------------------------------------

                                  Research &                                               Regulatory
                                  Development      Phase 1       Phase 2       Phase 3       Review        Marketed
                                  ---------------------------------------------------------------------------------
Renagel(R)

      - U.S. /
      - Japan                     -------------------------------------------------------------------------------->

      Europe                      ------------------------------------------------>

Renagel(R) Tablets                -------------------------------------------------------------------------------->

WelChol(TM)                       -------------------------------------------------------------------------------->

2nd Generation WelChol(TM)        ---------------------------------->

C. Difficile Toxin
Binder                            -------------------->

Anti-Obesity                      ----->

Oral Iron                         ----->

Psoriasis                         ----->

Mucin                             ----->

                                                                   genzyme
                                                                   general

MERGER WITH GELTEX

       -      50/50% cash/stock, tax-free transaction

       -      GelTex shareholders have option of:

              -      $47.50 in cash OR

              -      0.7272 of share of GENZ

       -      Targeted for completion in Q4 2000

       -      One-time IP R&D charge to GENZ expected in Q4 2000

       -      Accounted for as purchase accounting

              -      Dilutive to GENZ near-term earnings

              -      Accretive to earnings in 2002 (before D&A)

       -      Requires GelTex shareholder vote

                                                                   genzyme
                                                                   general

THE EVOLUTION OF PHOSPHORUS BINDERS

       -      First generation binder - Aluminum in 1980's

       -      Second generation binder - Calcium in 1990's

              -      Calcium binders seen as being problematic for some patients

       - Third generation binder - Renagel-Registered Trademark- launched in 1998

              -      Renagel-Registered Trademark-'s role seen initially as:

                     -      Helping hypercalcemic patients

                     -      Providing lipid benefits

       -      Today

              - Calcium binders seen by thought leaders as having an unacceptable safety profile

              - Renagel-Registered Trademark- shows real promise in reducing cardiac morbidity and mortality genzyme
                                                                   general

                      WHAT HAVE WE DONE FOR ESRD PATIENTS?

                                    [CHART]

                                                                   genzyme
                                                                   general

Cardiac Death is 30X Greater in Dialysis Patients(1)

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                         General         Hemodialysis
                                       Population          Patients
                                       ----------          --------

Annual Risk of CV Death                    0.3%              9.2%
--------------------------------------------------------------------------------

o  Risk factors include:

   o  Hypertension

   o  Lipid abnormalities

   o  Smoking

   o  Glucose intolerance

   o  Now - Calcium Load

                         1. Foley RN, et al. Am J Kidney Dis. 1998;32:S112-S119.

                                                                   genzyme
                                                                   general

         CLEAR EVIDENCE DEMONSTRATED ELEVATED PHOSPHORUS LEVELS INCREASE
                                MORTALITY RISK(1)

                    IDENTIFIED NEED TO MANAGE MORE AGGRESSIVELY

After launch - USRDS showed elevated phosphorus increases mortality risk(1)

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
Relative Mortality Risk (RR)          1.00     1.00     1.02    1.18*    1.39**
--------------------------------------------------------------------------------
Serum Phosphorus Quintile (mg/dL)   1.1-4.5  4.6-5.5  5.6-6.5  6.6-7.8  7.9-16.9
--------------------------------------------------------------------------------

*P=0.03  **P less than 0.0001  (N = 6407)

              1. Adapted from Block GA, et al. Am J Kidney Dis. 1998;31:607-617.

                                                                   genzyme
                                                                   general

        ECHOCARDIOGRAPHY SHOWED HIGH LEVELS OF VALVULAR CALCIFICATION IN
                              DIALYSIS PATIENTS(1)

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                   Mitral Annulus         Aortic Annulus
                                   --------------         --------------

Percentage of Patients

      Dialysis                          45%                    52%

      Normal                            10%                     4%
--------------------------------------------------------------------------------

                1. Ribeiro S, et al. Nephrol Dial Transplant. 1998;13:2037-2040.


                                                                   genzyme
                                                                   general
-----------------
(1) Ribeiro S et al. NEPHROL DIAL TRANSPLANT. 1998;13:2037-2040

                    A NEW WAY TO SEE: ELECTRON BEAM COMPUTED
                               TOMOGRAPHY (EBCT)

             [GRAPHIC OF PATIENT IN CT-SCAN TUBE AND EBCT OMITTED]

                                                                   genzyme
                                                                   general

       CORONARY-ARTERY CALCIFICATION IN YOUNG ADULTS WITH END-STAGE RENAL
                       DISEASE WHO ARE UNDERGOING DIALYSIS

                 NEW ENGLAND JOURNAL OF MEDICINE, MAY 18, 2000

                                                          Source: Goodman, et al

       -      Cardiac calcification is a serious problem

       - 90% of young adult dialysis patients showed signs of coronary artery calcification

       - Calcification scores doubled over 17-23 months in 10 patients who showed signs of coronary artery disease doubled genzyme
                                                                   general

                     CORONARY ARTERY CALCIFICATION IN YOUNG
                          DIALYSIS PATIENTS USING EBCT

             [GRAPHIC SHOWING INCREASE, WITH AGE, IN CORONARY ARTERY
               CALCIFICATION IN YOUNG DIALYSIS PATIENTS OMITTED]

                                                                   genzyme
                                                                   general

            EXTENSIVE TRIPLE VESSEL (CORONARY ARTERIES) CALCIFICATION
                              IN A DIALYSIS PATIENT

        [EBCT IMAGES SHOWING CALCIFICATION IN A DIALYSIS PATIENT OMITTED]

Slide courtesy of P. Raggi
                                                                   genzyme
                                                                   general

RETROSPECTIVE STUDY: SUGGESTS MORTALITY AND MORBIDITY DIFFERENCES IN MATCHED GROUPS OF RENAGEL-Registered Trademark- AND CONTROL PATIENTS

       - Groups matched for age, gender, race, diabetic status, hematocrit time on dialysis and hospital stay

       - Relative risk of hospitalization reduced by approximately 50% (by Cox regression)

       - Relative risk of death reduced by approximately 33% (by Cox regression)

                                                                   genzyme
                                                                   general

                    RETROSPECTIVE STUDY: DEATH RATES BY CAUSE
                            (PER 1,000 PATIENT YEARS)


           CATEGORY           CONTROL           RENAGEL-Registered Trademark-
           All Cause           100.9             66.7

           CARDIAC              27.1             14.1

           Infectious           12.1             14.8

           Unknown              16.2             18.1

SOURCE: A. COLLINS, USRDS

                                                                   genzyme
                                                                   general

                  SAVINGS TO MEDICARE: $17,000 OR 24% ANNUALLY

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                                      Control            Renagel
                                                      -------            -------
Inpatient                                             $23,904            $13,788

Outpatient                                            $29,772            $29,076

Other                                                  $3,264             $1,152

Physician                                             $13,452             $9,048

Total                                                 $70,392            $53,064

Renagel Saving/Yr                                                        $17,000
--------------------------------------------------------------------------------

Source: A. Collins, USRDS

                                                                   genzyme
                                                                   general

RENAGEL-Registered Trademark- CLINICAL PROGRAM: CURRENT TREAT TO GOAL STUDY

       - Vascular calcification is common and progressive in the ESRD population

              - We are employing a method new to the renal community to detect cardiac and aortic calcification - EBCT

              - Demonstrate Renagel-Registered Trademark- has expected impact

                     -      Prospective randomized study

                     -      Renagel-Registered Trademark- vs calcium binders

                     -      Multicenter, 225 patients

              -      Timeline

                     -      3 years, 12 month data H1 2001

                                                                   genzyme
                                                                   general

RENAGEL-Registered Trademark- CLINICAL PROGRAM: NEW MORBIDITY & MORTALITY
STUDY

       -      Prospective randomized study

       -      2000 patients

       -      Reduction in hospitalization - 18 months (2003)

       -      Reduction in cardiac mortality - 2.5 years (2004)

       -      Start H1 2001 SUMMARY

                                                                   genzyme
                                                                   general

SUMMARY

       -      Calcium toxicity is seen as a real issue

       -      Renagel-Registered Trademark- may have a significant impact

              -      Not absorbed, well-tolerated

              -      Non-calcium, non-metal

              -      Lipid profile improvements

              -      Reduction in calcification

              -      Possible reduction in morbidity and mortality

              -      Cost savings to the system

                                                                   genzyme
                                                                   general

KEY DRIVERS OF REVENUE GROWTH

       -      Dialysis patient population growing 6 - 8% annually

              -      1 million now to 1.7 million in 10 years

              -      US population 280,000, Europe 170,000

       -      Increasing revenue/patient/year

              - Approximately $1,000 increasing to $2,000 as a result of optimizing dosage levels and compliance improvements

       -      Expanding market share

              -      Strong clinical benefits

              -      Reduction in hospitalization costs

                                                                   genzyme
                                                                   general

RENAGEL-Registered Trademark- NRx's

[The following table was depicted as a line chart in the printed material.]

-------------------------------------------------------------------------------------------------------
               JUL    AUG    SEP    OCT    NOV    DEC    JAN    FEB    MAR    APR    MAY    JUN    JUL
-------------------------------------------------------------------------------------------------------
Renagel        5535   5643   5326   6391   6347   6456   6311   6764   7441   7419   8419   8610   9815
-------------------------------------------------------------------------------------------------------
               1999                                                                                2000

Source: IMS NPA

                                                                   genzyme
                                                                   general

RENAGEL-Registered Trademark- TRx's

[The following table was depicted as a line chart in the printed material.]

--------------------------------------------------------------------------------------------------------------------
                JUL     AUG     SEP     OCT     NOV     DEC     JAN     FEB     MAR     APR     MAY     JUN     JUL
--------------------------------------------------------------------------------------------------------------------
RENAGEL        12047   12731   12504   14112   14888   15627   15394   15626   17288   17361   19571   20075   22050
--------------------------------------------------------------------------------------------------------------------
               1999                                                                                             2000

Source: IMS NPA

                                                                   genzyme
                                                                   general

RENAGEL-Registered Trademark- REVENUES

[The following table was depicted as a bar chart in the printed material.]

--------------------------
In millions

Q4'98                 $0.3

1H 1999               $7.6

2H 1999              $11.9

1H 2000              $18.2

2H 2000E             $27
--------------------------

               RAISING GUIDANCE TO $45M IN 2000; DOUBLING IN 2001

                                                                   genzyme
                                                                   general

RENAGEL-Registered Trademark- MARKETING PROGRAMS

       -      European rollout began early 2000

       -      Physician-sponsored education symposiums ongoing

       -      Tablet launch this month in U.S.

              -      In next several months in Europe, Canada

       -      Increase sales force by 50%

       - Significant presence at American Society of Nephrologists meeting Toronto, October 2000 genzyme
                                                                   general

GENZYME GENERAL UPDATE

       -      Financial update

       -      Marketed products

       -      Pipeline

       -      Infrastructure

                                                                   genzyme
                                                                   general

GENZ TOTAL REVENUES

[The following table was depicted as a bar chart in the printed material.]

---------------------------------
In millions

1990               $ 61

1991               $120

1992               $216

1993               $268

1994               $311

1995               $379

1996               $461

1997               $496

1998               $570

1999               $635    $655*

YTD 6/30/00        $357    $357**

10-year CAGR: 30.2%
---------------------------------

*  Includes $20M in Renagel(R) revenues

** Beginning Q2-00 forward, total revenues include Renagel(R) revenues genzyme
                                                                   general

GENZ FREE CASH FLOW

[The following table was depicted as a bar chart in the printed material.]

---------------------------------
(in millions)

1996              ($33.2)

1997               $79.2

1998              $109.9

1999              $131.3

YTD 6/30/00        $89.0
---------------------------------

Free Cash Flow = net income plus depreciation less net cash used for capital expenditures and dividend payments genzyme
                                                                   general

THERAPEUTICS PIPELINE EXPANSION

[The following table was depicted as a line chart in the printed material.]

---------------------------------------------------------------------------------------------------------
               Number of Products              Products in Market         New Products Expected in Market
               ------------------              ------------------         -------------------------------
1997                    1                         Cerezyme(R)
---------------------------------------------------------------------------------------------------------
1998                    3
---------------------------------------------------------------------------------------------------------
1999                    3                         Cerezyme(R)
                                                  Renagel(R)
                                                  Thyrogen(R)
---------------------------------------------------------------------------------------------------------
2000                    4                                                        Fabrazyme(TM)
---------------------------------------------------------------------------------------------------------
2001                   6-7                                                       ATIII
                                                                                 AVONEX(R)/Japan
2002                   8-10                                                      Aldurazyme(TM)
                                                                                 Pompase(TM)
                                                                                 DX88 (HAE)
                                                                                 Niemann-Pick B
---------------------------------------------------------------------------------------------------------
Beyond                 16+                                                       Lumarel(TM)
                                                                                 NeuroCell-PD(TM)
                                                                                 PV
                                                                                 LSD-GT
                                                                                 MS
                                                                                 Scleroderma
---------------------------------------------------------------------------------------------------------

                                                                   genzyme
                                                                   general

NEAR-TERM PIPELINE:
FABRAZYME-TM- FOR FABRY DISEASE

       -      Alpha-galactosidase enzyme deficiency

              -      Kidney failure, cardiac disease, pain/numbness

       -      2,000-4,000 patients worldwide

       -      Pivotal trial completed ON TIME

              -      Achieved primary endpoint

       -      Target filing

              -      BLA accepted (U.S.); MAA validated (Europe)

       - Present data at American Society of Human Genetics Conference, Philadelphia, October 5

                                                                   genzyme
                                                                   general

NEAR-TERM PIPELINE:
ALDURAZYME-TM- FOR MPS-I DISEASE

                     -      Alpha-L-iduronidase enzyme deficiency

                     -      2,000 - 3,000 patients worldwide
      [PHOTO]
                     -      Joint venture with BioMarin

                     -      Begin confirmatory trial: H2 2000

                                                                   genzyme
                                                                   general

NEAR-TERM PIPELINE:
TRANSGENIC ANTITHROMBIN III (ATIII)

                     -      Joint venture with genzyme Transgenics

                     -      Control blood clotting during CABG surgery
      [PHOTO]
                     -      Two Phase III trials completed

                     -      Positive results from both trials

                     -      Target BLA filing early 2001

                                                                   genzyme
                                                                   general

MEDIUM-TERM PIPELINE:

POMPASE-TM- FOR POMPE DISEASE

       -      Worldwide license from Synpac/collaboration with Pharming

       -      Estimated 5,000 patients worldwide

       -      Pivotal trial to begin: H2 2000

NIEMANN-PICK B DISEASE

       -      Collaboration with Mt. Sinai School of Medicine

       -      Estimated 1,000 patients worldwide

       -      File IND: H1 2001

AVONEX-Registered Trademark- IN JAPAN

       -      Collaboration with Biogen

       - Genzyme Japan to manage clinical/regulatory/reimbursement marketing & sales

       -      Target launch: H2 2001

                                                                   genzyme
                                                                   general

MEDIUM-TERM PIPELINE

LUMAREL-TM- FOR CYSTIC FIBROSIS

       -      Collaboration with Beth Israel, CF Foundation

       -      Compound corrects lipid imbalance

       -      Estimated 30,000 U.S. patients

       -      File IND by early 2001

DX-88 FOR HEREDITARY ANGIOEDEMA

       -      Collaboration with Dyax

       - Repeated attacks of swelling, often fatal with no effective therapy

       -      Estimated 5-10,000 patients worldwide

       -      Initiate phase II clinical trial: H2 2000

                                                                   genzyme
                                                                   general

LONGER-TERM PIPELINE


NEUROCELL-TM-: PARKINSON'S DISEASE

       -      JV PARTNER DIACRIN

       -      PHASE II TRIALS ONGOING

       -      INITIATE PHASE III CLINICAL TRIAL H2 2000

PEMPHIGUS VULGARIS

       -      AUTOIMMUNE DISORDER

       -      SEVERE SKIN BLISTERING, 10,000-15,000 PATIENTS

       -      IND FILING, INITIATE CLINICAL TRIALS IN 2001

GENE THERAPY: LYSOSOMAL STORAGE DISORDERS

       -      GAUCHER DISEASE - CLINICAL TRIAL ONGOING

       -      OTHER GENETIC DISEASES - PRECLINICAL

                                                                   genzyme
                                                                   general

NEW LONGER-TERM CANDIDATES

MULTIPLE SCLEROSIS

       -      GENZ-29155 SMALL MOLECULE CANDIDATE

       -      PROGRESSIVE LOSS OF MOBILITY, VISION, AND NEUROLOGIC FUNCTIONS

       -      APPROXIMATELY 350,000 U.S. PATIENTS

       -      LATE PRECLINICAL STAGE

SYSTEMIC SCLERODERMA

       -      TGF-BETA ANTAGONIST CANDIDATE

       -      FIBROTIC TISSUE HARDENING OF MAJOR INTERNAL ORGANS, OFTEN FATAL

       -      APPROXIMATELY 70,000 U.S. PATIENTS

       -      LATE PRECLINICAL STAGE

                                                                   genzyme
                                                                   general

                           OUR EMPLOYEES ARE CREATING
                                VALUE WORLDWIDE

[The following table was depicted as a graphic in the printed material.]

--------------------------------------------------------------------------------
                                   Represents percentage of            Number of
                                employees outside United States        employees
                                -------------------------------        ---------
Research & Development                        5%                          >500

Manufacturing/Operations                     20%                         >1200

Medical/Clinical/Regulatory                  35%                          >250

Marketing/Sales/Reimbursement                50%                          >500
--------------------------------------------------------------------------------

            REPRESENTS PERCENTAGE OF EMPLOYEES OUTSIDE UNITED STATES

                                                                   genzyme
                                                                   general

ACCELERATING MOMENTUM 2000

       -      Increased clarity around key products

       -      Broad pipeline moving to market

              -      Data from six clinical trials available

              -      File several INDs and BLAs

              -      Continue to add new products

       -      Strong financial performance continues

              -      Consensus EPS of approximately $2.20

              -      Strong positive cash flow

                                                                   genzyme
                                                                   general
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                                     [PHOTO]

                                     GENZYME
                                     GENERAL

                            ACCELERATING MOMENTUM...